Exhibit 99.1

DHX MEDIA REPORTS Q1 RESULTS FOR FISCAL 2017

Halifax, NS, November 14, 2016 – DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM), the world’s leading independent, pure-play kids’ content company, reports its unaudited results for the first quarter of Fiscal 2017, ended September 30, 2016.

“As announced today, five new deals in China reflect the global appetite for our content,” said Dana Landry, CEO of DHX Media. “We are also excited about our WildBrain Multi-platform Kids’ Network, which is performing very well with Q1 revenue up 68% over the same period last year. While the first quarter was a slow start, we expect to deliver growth for the rest of the year in line with our recently increased annual revenue outlook on the back of continued strong global demand for our shows. The back half of the year is also expected to benefit from growing momentum for Teletubbies as we continue to roll out broadcast and consumer products for this flagship brand worldwide.”

Financial Highlights (in millions of Cdn$)	Three Months ended September 30,
	2017	2016
Revenue	$53.8	$63.9
Gross Margin[1]	$31.2	$34.6
Gross Margin (%)	58%	54%
Adjusted EBITDA[1]	$14.8	$18.4
Net Income (Loss)	$1.4	$7.5

1As a direct result of the adoption of the amendment to IAS 38, the Company’s definitions of Gross Margin and Adjusted EBITDA have been adjusted. Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. (The definitions of and changes to the definitions of Gross Margin and Adjusted EBITDA are included in the “Use of Non-GAAP Financial Measures” section of the Company’s Q1 2017 Management Discussion and Analysis).

Highlights included:

•	Q1 2017 revenue of $53.8 million primarily reflected seasonal fluctuations along with the timing of certain production schedules expected to accelerate towards the back half of the year. This was offset by strong growth from our WildBrain Multi-platform Kids’ Network contributing $5.9 million in revenue, up 68% from Q1 2016, and solid performance from our Consumer Products-represented business (formerly Merchandise & Licensing-represented).

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 1 Queen Caroline Street, 2nd Floor London, W6 9HQ, UK +44 020-8563-6400

•	Net income for Q1 2017 of $1.4 million was significantly impacted by a foreign exchange loss versus a foreign exchange gain in the prior year quarter.

•	DHX Media continued to deliver on its strategic priorities of expanding its content library, distributing its shows worldwide, and developing global brands with strong consumer product potential as reflected in the following advancements.

o	During Q1 2017, we added 35 half-hours of proprietary content to our library. Investment in content continued to be strong during the quarter, including continuing production on new seasons of Teletubbies, Inspector Gadget, Degrassi and a new TV series based on the Cloudy with a Chance of Meatballs movie franchise.

o	A second season of The Deep was greenlit and has been picked up as a worldwide exclusive by Netflix, except in Germany where Super RTL signed an exclusive for that territory.

o	DHX Media and Mattel Creation recently announced European distribution deals for Bob the Builder, Fireman Sam and Little People that highlight the global appeal of these brands for TV, home videos to feature-length movies. New episodes have also been greenlit in partnership with Mattel, to drive potential new revenue streams from production, distribution and consumer products.

o	DHX Media’s ability to develop global brands to drive consumer products is evident in the success of its licensing agency, CPLG, in representing third-party brands including Despicable Me, Sesame Street, Pink Panther, and working with DreamWorks to build out Felix the Cat across Europe, the Middle East and Africa (EMEA) plus North America. CPLG is also the newly appointed agent in EMEA (excluding UK) to extend BBC Worldwide’s flagship properties, such as Dr. Who and Top Gear, into new consumer product offerings.

•	In addition, we announced today the licensing of 19 preschool and kids’ series across five video-on-demand (VOD) services in China as we increase our penetration in this emerging growth market. More than 6,100 half-hours of our programming is now available on China’s top digital platforms.

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.018 on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on November 29, 2016 to be paid on December 16, 2016.

Outlook

On November 8, 2016, management updated its Outlook for fiscal 2017, which reflected an increase to the total revenue target range for the year, attributable to anticipated growth for WildBrain. Details of management’s expectations for revenues, gross margins and operating expenses for fiscal 2017 can be found in the Outlook section of the Company’s Q1 2017 MD&A, available at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Analyst call details

DHX Media will hold a conference call for analysts and investors to discuss its Fiscal Q1 2017 results on Tuesday, November 15, 2016 at 8 a.m. ET. Media are welcome to listen in.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 15499129, until 11:59 p.m. ET on November 22, 2016.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	September 30, 2016	September 30, 2015
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	53,834	63,910
Direct production costs and expense of film and television produced	(22,650)	(28,249)
Expense of book value of acquired libraries	-	(1,104)
Gross margin	31,184	34,557
Selling, general, and administrative	(17,643)	(17,276)
Amortization, finance and other expenses, net	(11,542)	(8,390)
Provision for income taxes	(627)	(1,367)
Net income loss	1,372	7,524

Cumulative translation adjustment	1,356	(3,830)
Comprehensive income loss	2,728	3,694
Basic earnings per common share	0.01	0.06
Diluted earnings per common share	0.01	0.06
Weighted average common shares outstanding (expressed in thousands)
Basic	133,788	123,987
Diluted	134,730	126,290

Normalized net income	1,810	8,321
Basic normalized earnings per common share	0.01	0.07
Diluted normalized earnings per common share	0.01	0.07

1See “Use of Non-GAAP Financial Measures” section of the Company’s MD&A for further details.

Q1 2017 Results

Revenues

Revenues for Q1 2017 were $53.83 million, down 16% from $63.91 million for Q1 2016. In absolute dollars, the decrease in Q1 2017 was due largely to expected declines in DHX Television and consumer products-represented revenues, as well as declines in proprietary production, distribution, producer and service fees, and consumer products-owned that are attributable to a combination of expected seasonal fluctuations and the timing of certain deliverables as detailed below. Comparatively, Q1 2017 and Q1 2016 include the same assets in terms of prior acquisitions; accordingly, all revenue fluctuations in comparing Q1 2017 to Q1 2016 are organic. A detailed review of each source of revenue is included below.

Proprietary production revenues: Proprietary production revenues for Q1 2017 were $3.50 million, a decrease of 15% compared to $4.10 million for Q1 2016. For Q1 2017, the Company added 35.0 proprietary half-hours to the library down 10% versus 39.0 proprietary half-hours for Q1 2016. For Q1 2017, the Company added 27.0 half-hours of third party produced titles with distribution rights (Q1 2016 - 30.0 half-hours), a decline of 10%. The proprietary production revenue was in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. The Company had expected to deliver an additional 4 episodes of Inspector Gadget, which were delivered subsequent to September 30, 2016 and the revenue will be recognized in Q2 2017.

Distribution and Wildbrain revenues: Total distribution revenues were up 5% to $14.68 million, from $14.03 million for Q1 2016, driven by strong growth in WildBrain. Distribution revenues excluding WildBrain were $8.78 million for Q1 2017, down $1.73 million from $10.51 million in Q1 2016. Management continues to see strong annual growth and continued strong demand from new digital customers, platforms, and territories. While distribution revenues excluding WildBrain were down compared to Q1 2016, they were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016 and Management is reiterating its previously provided annual revenue target of $76-80 million. For Q1 2017, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with ITV, Lagardère Thématiques, Netflix, and Turner. Management is very pleased to report that revenues from WildBrain were $5.90 million for Q1 2017, reflecting 68% growth versus Q1 2016 revenues of $3.52 million. Management is also pleased to report that the annual revenue target for WildBrain was increased in its Corporate Update press release of November 8, 2016.

Consumer products-owned revenues (formerly M&L-owned) (including music and royalties): For Q1 2017, the consumer products-owned revenues were $3.66 million, down 22% as compared to $4.71 million for Q1 2016. For Q1 2017, consumer products-owned revenues included $0.65 million from the 2016 Big Ticket Summer Concert tour, compared to Q1 2016, when the Company recognized revenues of $1.23 million associated with the 2015 Big Ticket Summer Concert tour. Excluding the live tour revenues, consumer products-owned revenues for Q1 2017 were $3.01 million as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. Management expects consumer products-owned revenues from Teletubbies to begin to ramp up in late Fiscal 2017. Consumer products-owned revenues were in line with Management's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016.

Producer and service fee revenues: For Q1 2017, the Company earned $10.41 million of producer and service fee revenues, a decrease of 27% versus the $14.30 million from Q1 2016, which were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. Management expects progress to accelerate for the remainder of Fiscal 2017 on a number of key service projects.

New media revenues: For Q1 2017, new media revenues were down $0.99 million or 80% to $0.24 million (Q1 2016-$1.23 million) based primarily on apps and games as the UMIGO project is now complete.

Television revenues: For Q1 2017, DHX Television revenues were down 18% to $15.44 million from $18.82 million from Q1 2016, and were within Management's expected range. The decline in the revenues was expected and has been driven by lower rates resulting from the Company's transition away from its content supply agreement with Disney and the rebranding strategy launched in early Fiscal 2016. Approximately 90% or $13.95 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 10% or $1.49 million of the total television revenues.

Consumer products-represented revenues (formerly M&L-represented): For Q1 2017, consumer products-represented revenues were, as expected, down $0.81 million, or 12%, to $5.90 million compared to Q1 2016 at $6.71 million, and were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. Consumer products-represented revenues were driven mainly by the continued strong performance of our represented brands Despicable Me and Minions in several territories and also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World, despite currency headwinds created by the weakness in the GBP versus CAD.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. Overall, Management expects the adoption of the amendments to IAS 38 to have a positive impact on overall gross margins. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and new media & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Q1 2017 was $31.18 million, a decrease in absolute dollars of $3.38 million or 10% compared to $34.56 million for Q1 2016. The overall gross margin for Q1 2017 at 58% of revenue was near the mid-point of Management's revised guidance as provided in its Corporate Update press release of November 8, 2016, impacted by stronger than expected revenue growth for WildBrain, seasonally low deliveries for proprietary production, and lower than expected live tour gross margins. At 42%, gross margins for producer and service fees were at the mid-point of Management's expectations. Gross margins for DHX Television, at 62%, were well within Management's expectations, impacted by lower external content costs when compared to Q1 2016. Gross margin for Q1 2017, including DHX Television, was calculated as revenues of $53.83 million, less direct production costs and expense of investment in film of $22.65 million and $nil expense of book value of acquired libraries, (Q1 2016-$63.91 million less $28.25 million and less $1.10 million, respectively).

For Q1 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $11.38 million or 52%, net producer and service fee revenue margin of $4.34 million or 42%, television margin was $9.57 million or 62%, and consumer products-represented revenue margin was $5.90 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2017 increased 2% to $17.64 million compared to $17.28 million for Q1 2016. SG&A includes $1.29 million (Q1 2016-$1.09 million) in non-cash share-based compensation. When adjusted, cash SG&A at $16.35 million was below Management’s quarterly SG&A expectations, benefited somewhat by the weakness in the GBP versus the CAD. Management intends to continue to add resources throughout the year as it continues to ramp up its WildBrain business and to drive in the consumer products-owned business.

Adjusted EBITDA

For Q1 2017, Adjusted EBITDA was $14.83 million, down $3.54 million or 19% over $18.37 million for Q1 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of the MD&A for the definition and calculation of Adjusted EBITDA.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play children’s content company. Owner of the world’s largest independent library of children’s content, at more than 11,800 half-hours, the company is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. As a content producer and owner of intellectual property, DHX Media delivers shows that children love, licensing its content to major broadcasters and streaming services worldwide. Through its subsidiary, WildBrain, DHX Media also operates one of the largest network of children’s content on YouTube. The company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Headquartered in Canada, DHX Media has offices in 15 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX Media including, but not limited to, statements regarding the effect of IAS 38 on revenues, the expensing of investment in film, gross margins, and quarterly pacing, the growth and performance of DHX Media’s WildBrain business and Teletubbies brand, the timing of production schedules and deliveries, the Company’s penetration in China, the markets and industries in which the Company operates, including demand from new digital customers, platforms and territories, the business strategies and operational activities of DHX and its subsidiaries, and the growth and financial and operating performance of DHX, its subsidiaries, and investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include delivery and scheduling risk associated with production revenues, the Company’s ability to execute and close anticipated licensing transactions, the Company’s ability to identify, negotiate and execute on acquisition opportunities for the WildBrain business, for which no acquisitions are currently under contract, and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media Relations:

Shaun Smith – Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230